SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Approval of the Model for the “UNITs” Program

Companhia Paranaense de Energia - COPEL (“Company”) a company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), in continuity to Material Fact 07/20, of July 15, 2020, communicates to its shareholders and the market in general that the Company's Board of Directors, at its 208ª Ordinary Meeting, held on this date, approved the model of share deposit certificate program (“UNITs”), structured based on the advice of independent experts coordinated by Banco Bradesco BBI SA.

The approved model proposes the following assumptions: (i) UNITs will be composed of 5 (five) shares issued by the Company, being 1 (one) common share and 4 (four) class “B” preferred shares; (ii) conversion of common shares into class “B” preferred shares and of class “B” preferred shares into common shares will be permitted exclusively for the purpose of composing UNITs, provided that the preferred shares cannot exceed the legal limit of 2/3 the total number of shares issued by the Company; (iii) the splitting of the shares issued by the Company, right after the conversion of shares and immediately before the issuance of UNITs, in a proportion to be defined, in order to maximize the liquidity of their respective securities; and (iv) Copel's corporate governance improvements through the migration from Level 1 to Level 2 Corporate Governance of B3 S.A. - Brasil, Bolsa e Balcão.

The implementation of the approved model is subject to the resolution of the Extraordinary General Meeting - AGE to be called by the Board of Directors and will include, among other matters, the proposal for statutory reform to be considered in due course by the Board of Directors.

The Company will keep the market informed about the progress of its activities, in accordance with the governance rites, with the applicable legislation and regulations.

Curitiba, November 12, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 12, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.